CERTIFICATE OF AMENDMENT
TO THE
FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

MACOM Technology Solutions Holdings, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Fifth Amended and Restated Certificate of Incorporation of the Corporation (the “Fifth Amended and Restated Certificate of Incorporation”) filed with the Secretary of State of the State of Delaware on June 1, 2016, as amended by the Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 6, 2023.

2. This Certificate of Amendment was duly adopted by the Board of Directors of the Corporation and by the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3. Article V of the Fifth Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

ARTICLE V: BOARD OF DIRECTORS

A. Number of Directors. Subject to any special rights of the holders of any class or series of stock to elect directors, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies. Newly-created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class and vacancies resulting from any cause shall be filled exclusively pursuant to a resolution adopted by vote of a majority of the members of the Board of Directors then in office, even if less than a quorum, or by a single remaining director. A person elected to fill a vacancy or newly-created directorship shall hold office until his or her successor shall be duly elected and qualified. Until the 2026 annual meeting of stockholders or such other time as the Board of Directors is no longer classified under Section 141(d) of the DGCL, any director or the entire Board of Directors may be removed from office by the stockholders of the Corporation only for cause and only by the affirmative vote of the holders of at least a majority of the shares then entitled to vote at an election of directors. From and including the 2026 annual meeting of stockholders or such other time as the Board of Directors is no longer classified under Section 141(d) of the DGCL, with or without cause, by the affirmative vote of the holders of at least a majority of the shares then entitled to vote at an election of directors.

B. Term of Directors. Subject to the special rights of the holders of any class or series of stock to elect directors, commencing with the 2024 annual meeting of stockholders of the Corporation, each director shall be elected for a term expiring at the next succeeding annual meeting of stockholders of the Corporation; provided, however, that any director elected or appointed prior to the 2024 annual meeting of stockholders of the Corporation shall complete the term to which such director has been elected or appointed. Each director shall hold office until his or her successor is duly elected and qualified.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 11 day of March, 2024.

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ Stephen G. Daly
Stephen G. Daly
President and Chief Executive Officer